Exhibit (a)(5)(ix)

EFiled: Jun 15 2012 5:44PM EDT
Transaction ID 44850537
Case No. 7629-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

BENJAMIN WONG, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
GARY M. PFEIFFER, MARJORIE L.	)
BOWEN, JOHN W. GLEESON, ANDREW	)
H. MADSEN, TRUDY F. SULLIVAN,	)
SUSAN M. SWAIN, THE TALBOTS, INC.,	)
TLB HOLDINGS LLC, TLB MERGER SUB	)
INC., SYCAMORE PARTNERS, L.P.,	)
SYCAMORE PARTNERS GP, L.L.C.,	)
SYCAMORE PARTNERS MM, L.L.C.,	)
ALLIGATOR INVESTORS, L.L.C.,	)
PANTHER INVESTORS, L.L.C.,	)
SYCAMORE PARTNERS A, L.P., and	)
SYCAMORE PARTNERS	)
MANAGEMENT, L.L.C.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.             This is a class action on behalf of the public shareholders of The Talbots, Inc. (“Talbots” or the “Company”) against Talbots and its Board of Directors (the “Board” or “Individual Defendants”), to enjoin a proposed transaction announced on May 31, 2012 (the “Proposed Transaction”), pursuant to which Talbots will be acquired by affiliates of Sycamore Partners, L.P. and Sycamore Partners A, L.P. (collectively, “Sycamore Partners”) for $2.75 per share in cash. The Proposed Transaction is valued at approximately $369 million, including net debt.

2.             On May 30, 2012, Talbots and two affiliates of Sycamore Partners, TLB Holdings LLC (“TLB”) and TLB Merger Sub Inc. (“Merger Sub”) (Sycamore Partners, TLB, and Merger Sub are sometimes collectively referred to herein as “Sycamore”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub would commence a tender offer (the “Tender Offer”) within ten business days to acquire all of the outstanding shares of common stock of the Company for $2.75 per share in cash.  Upon completion of the Tender Offer, Merger Sub will merge with and into Talbots, with the Company continuing as a wholly-owned subsidiary of TLB.

3.             As discussed herein, the Proposed Transaction is the product of a flawed process that resulted in the Board’s failure to maximize shareholder value and deprives Talbots’ public shareholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, Talbots and Sycamore Partners and its affiliates aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4.             Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

THE PARTIES

5.             Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Talbots common stock.

6.             Defendant Talbots is a Delaware corporation and maintains its principal executive offices at One Talbots Drive, Hingham, Massachusetts 02043.  Talbots, together with its subsidiaries, operates as a specialty retailer and direct marketer of women’s apparel, accessories, and shoes in the United States and Canada.  Talbots’ common stock trades on the New York Stock Exchange under the ticker symbol “TLB.”

7.             Defendant Gary M. Pfeiffer (“Pfeiffer”) has served as a Talbots director since 2004 and as the Company’s Chairman of the Board since July 2009. According to Talbots’ Annual Proxy Statement filed with the United States Securities and Exchange Commission (the “SEC”) on Form DEF 14A on April 8, 2011 (the “2011 Proxy”), Pfeiffer is Chair of the Company’s Compensation Committee and is a member of the Corporate Governance and Nominating Committee.  Pfeiffer has previously served as Lead Director and as a member of the Audit Committee.

8.             Defendant Marjorie L. Bowen (“Bowen”) has served as a Talbots director since 2010. According to the 2011 Proxy, Bowen is a member of the Company’s Audit Committee and the Corporate Governance and Nominating Committee.

9.             Defendant John W. Gleeson (“Gleeson”) has served as a Talbots director since 2004.  According to the 2011 Proxy, Gleeson is Chair of the Company’s Audit Committee and a member of the Compensation Committee.

10.           Defendant Andrew H. Madsen (“Madsen”) has served as a Talbots director since 2010.  According to the 2011 Proxy, Madsen is a member of the Company’s Audit Committee and the Compensation Committee.

11.           Defendant Trudy F. Sullivan (“Sullivan”) joined Talbots as its President, Chief Executive Officer (“CEO”) and as a director in 2007.  On December 5, 2011, Talbots announced Sullivan’s intent to retire from the Company once a successor has been found. However, she has agreed to continue to serve as President, CEO and as a director “in the interim to ensure a smooth transition.”

12.           Defendant Susan M. Swain (“Swain”) has served as a Talbots director since 2001 and was appointed Lead Director in May 2010. According to the 2011 Proxy, Swain is Chair of the Company’s Corporate Governance and Nominating Committee and is a member of the Audit Committee.

13.           Defendant Sycamore Partners MM, L.L.C. is a Delaware limited liability company. Sycamore Partners MM, L.L.C. is the managing member of Sycamore Partners GP, L.L.C., Sycamore Partners, L.P., Sycamore Partners A, L.P., and Alligator Investors, L.L.C., and is the general partner of Panther Investors, L.L.C.

14.           Defendant Sycamore Partners GP, L.L.C. is a Delaware limited liability company. Sycamore Partners GP, L.L.C. is the general partner of Sycamore Partners, L.P., Sycamore Partners A, L.P., Alligator Investors, L.L.C., and Panther Investors, L.L.C.

15.           Defendant Sycamore Partners, L.P. is a Delaware limited partnership and is the managing member of Alligator Investors, L.L.C. and Panther Investors, L.L.C.

16.           Defendant Sycamore Partners A, L.P. is a Delaware limited partnership.

17.           Defendant Alligator Investors, L.L.C. is a Delaware limited liability company.

18.           Defendant Panther Investors, L.L.C. is a Delaware limited liability company.

19.           Defendant Sycamore Partners Management, L.L.C. is a Delaware limited liability company.

20.           Defendant TLB is a Delaware limited liability company and an affiliate of Sycamore Partners, formed solely for the purpose of effecting the Proposed Transaction.

21.           Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of TLB, formed solely for the purpose of effecting the Proposed Transaction.

22.           The defendants identified in paragraphs 13 through 21 are collectively referred to herein as the “Sycamore Defendants.”

23.           The defendants identified in paragraphs 7 through 12 are collectively referred to herein as the previously-defined “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Talbots, and owe plaintiff and Talbots’ other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

24.           Each of the Individual Defendants at all times had the power to control and direct Talbots to engage in the misconduct alleged herein.  The Individual Defendants’ fiduciary obligations require them to act in the best interest of plaintiff and all Talbots shareholders.

25.           Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure to plaintiff and the other members of the Class.  They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

26.           The Company’s public shareholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated and are continuing to violate the fiduciary duties they owe to plaintiff and the Company’s other public shareholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

27.           Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public shareholders of Talbots common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

28.           This action is properly maintainable as a class action.

29.           The Class is so numerous that joinder of all members is impracticable. As of May 31, 2012, there were approximately 70,275,103 publicly held shares of Talbots common stock outstanding, held by scores, if not hundreds, of individuals and entities scattered throughout the country.

30.           Questions of law and fact are common to the Class, including, among others:

(a)           Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

(b)           Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

31.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

32.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

33.           Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

34.           Talbots is a multi-channel retailer and direct marketer of women’s apparel, shoes and accessories. Talbots opened its first store in 1947, and currently has about 580 stores in 47 states, the District of Columbia, and Canada.  The Company also started opening outlet stores in 2009.

35.           On August 1, 2011, Sycamore Partners and affiliates reported in a Schedule 13D filed with the SEC that, as of August 1, 2011, they beneficially owned an aggregate of 6,999,316 shares of Talbots common stock, representing approximately 9.9% of the outstanding shares of common stock of the Company.

36.           On August 2, 2011, Talbots announced that the Board had unanimously adopted a stockholder rights plan (the “Rights Agreement”) in which one common stock purchase right would be distributed as a dividend on each outstanding share of the Company’s common stock (the “Rights”).  Under the Rights Agreement, the Rights become exercisable if any person or group acquires ten percent or more of Talbots common stock or, in the case of any person or group that currently owns ten percent or more of the common stock, upon the acquisition of a specified additional amount of shares by such person or group. The Rights will expire on August 1, 2021.

37.           On December 5, 2011, the Company announced that Individual Defendant Sullivan would be retiring on the date the Board appoints a successor President and CEO, but no later than on June 30, 2012.

38.           On December 6, 2011, Talbots announced that the Board received an unsolicited letter, dated December 6, 2011, from Sycamore Partners outlining a non-binding proposal to acquire all of the Company’s outstanding stock for $3.00 per share. As of that date, Sycamore Partners beneficially owned approximately 9.9% of the Company’s common stock.

39.           On December 20, 2011, Talbots issued a press release announcing that its Board sent a letter to Sycamore Partners responding to the December 6, 2011 proposal. In its response, the Company informed Sycamore Partners that it had considered and evaluated the terms of the proposed transaction and had concluded that the $3.00 proposal “was inadequate and substantially undervalue[d] the Company.”

40.           On May 7, 2012, Talbots announced that the Board received a second proposal from Sycamore Partners to acquire all of the Company’s outstanding common stock for $3.05 per share.

41.           The Company also announced that on May 5, 2012, Talbots and Sycamore Partners Management, L.L.C. entered into an exclusivity agreement (the “Exclusivity Agreement”), which was scheduled to terminate on May 15, 2012.  Talbots agreed, among other things, not to solicit, knowingly encourage or respond to offers, proposals or inquiries with respect to a sale of the Company. The Exclusivity Agreement stated, in relevant part:

1.             For a period (the “Exclusivity Period”) beginning on the date of this letter agreement and ending on the first to occur of:

(i) the execution of a definitive agreement between Sycamore and the Company with respect to a Transaction;

(ii) receipt by the Company of written notice from Sycamore advising the Company that Sycamore is no longer actively pursuing the Transaction; and

(iii) 5:00 p.m. (New York City time) on May 15, 2012,

the Company shall not, and shall not permit its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents, consultants and other representatives (collectively, “Representatives”) to, directly or indirectly (in each case, other than with respect to Sycamore and/or its Representatives), (a) engage in negotiations or discussions with any person or entity, (b) solicit, knowingly encourage, or respond to any offers, proposals or inquiries from any person or entity, (c) enter into any agreement with any person or entity, (d) furnish any information or data to, or (e) provide access to the books, records, assets, business or personnel of the Company to, any person or entity in connection with any potential or actual (i) sale or other disposition of a material portion of the business or assets of the Company, taken as a whole; (ii) tender offer, merger, acquisition, consolidation, joint venture, share exchange, business combination, or similar transaction involving the Company; (iii) recapitalization, reorganization, liquidation, dissolution, or similar transaction involving the Company; or (iv) financing or refinancing involving the Company or direct or indirect investment in the Company or any sale or transfer of any equity or debt interest or security (including, without limitation, securities or instruments directly or indirectly convertible or exchangeable into equity or debt) in the Company (other than the issuance of stock options or similar instruments (or common stock of the Company issuable on the exercise of such stock options or similar instruments) to existing directors, officers or employees of the Company in the ordinary course of business consistent with past practice and issuances of common stock of the Company upon the exercise of any warrant of the Company issued and outstanding as of the date hereof) (each of the foregoing clauses (i) through (iv) collectively, an “Alternative Transaction”). The Company shall, and shall use its reasonable best efforts to cause each of its Representatives to, immediately terminate and cease any ongoing discussions, communications or negotiations or other direct or indirect contact with any person or other entity (other than Sycamore and its Representatives) with respect to any Alternative Transaction, and if the Company or any of its Representatives are contacted during the Exclusivity Period by any person or entity with respect to an Alternative Transaction, the Company and/or its Representatives shall notify such person or entity that the Company and its Representatives are no longer permitted to, directly or indirectly, solicit, discuss, negotiate, receive or respond to proposals or provide information or enter into any agreement with respect to any Alternative Transaction during the Exclusivity Period. During the Exclusivity Period, the Company shall use its reasonable best efforts to enforce all confidentiality, standstill and similar agreements in effect as of the date hereof with any person or entity. The Company represents and warrants to Sycamore that the Company is not a party to any agreement with any person or entity with respect to an Alternative Transaction.

42.           On May 15, 2012, Talbots announced that it had extended the exclusivity period under the Exclusivity Agreement through and until May 22, 2012.

43.           The exclusivity period was extended a second time on May 22, 2012, through and until May 24, 2012.

44.           Accordingly, for nearly the entire month of May, Talbots was unable to solicit, encourage or respond to offers, proposals or inquiries regarding a sale of the Company.

45.           Shortly after the exclusivity period ended, despite concluding that $3.00 per share was “inadequate and substantially undervalued the Company,” Talbots announced the Proposed Transaction on May 31, 2012, pursuant to which Talbots will be acquired for only $2.75 per share in cash.  The Company announced that Merger Sub would commence the Tender Offer within ten business days of the date of the Merger Agreement.

46.           Upon completion of the Tender Offer, Merger Sub will merge with and into Talbots, with the Company continuing as a wholly-owned subsidiary of TLB.

47.           The Board has willingly entered into the Proposed Transaction to the detriment of the Company’s shareholders.  This is particularly evident because the Company recently concluded that Sycamore Partners’ $3.00 proposal was “inadequate and substantially undervalue[d] the Company.”

48.           Moreover, the terms of the Merger Agreement substantially favor Sycamore and are calculated to unreasonably dissuade potential suitors from making competing offers.  For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No

Solicitation” provision in Section 6.02 of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals.  Section 6.02(a) of the Merger Agreement states:

At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (i) the termination of this Agreement pursuant to Section 9.01 hereof and (ii) the Effective Time, the Company shall not, and shall not permit or authorize the Company Representatives and the Company Subsidiaries to:

(i) initiate, solicit, propose, knowingly encourage (including by providing information) or knowingly facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or provide any information or data concerning the Company or any Company Subsidiary to any Person in connection with or for the purpose of facilitating, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(iii) provide or waive restrictions on the use of any information or data concerning the Company or any Company Subsidiary to any Person pursuant to any commercial arrangement, joint venture arrangement or other existing agreement or arrangement with the intention to facilitate an Acquisition Proposal;

(iv) grant any waiver, amendment or release under any standstill agreement or Takeover Laws for the purpose of allowing a Third Party to make an Acquisition Proposal (including providing consent or authorization to any Person to make an Acquisition Proposal to any officer or employee of the Company or to the Company Board or any member thereof) (other than with respect to clauses (iii) and (iv) to the extent the Company Board (or any authorized committee thereof) shall have determined in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Laws; provided that, with respect to clause (iv), such waiver, amendment or release shall be limited to allowing a Third Party to make a private and confidential unsolicited written Acquisition Proposal to the Company Board, except that the Company may publicly disclose the identity of such Third Party and the terms and conditions of such Acquisition Proposal to the extent required by applicable Law);

(v) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than an Acceptable Confidentiality Agreement as contemplated by Section 6.02(b)) relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

(vi) resolve or agree to do any of the foregoing.

Section 6.02(a) of the Merger Agreement continues:

The Company shall, and shall cause the Company Representatives and Company Subsidiaries to, immediately cease all discussions and negotiations with any Person that may be ongoing with respect to any Acquisition Proposal, and promptly thereafter, request that each such Person, and any other Person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal, promptly return or destroy all confidential information concerning the Company and the Company Subsidiaries furnished to such Person prior to the date of this Agreement by or on behalf of the Company or any Company Subsidiary or any of their Representatives.

49.           Moreover, Section 6.02(f) of the Merger Agreement obligates Talbots to notify Sycamore within one business day if:

(x) any proposals or offers with respect to an Acquisition Proposal are received by, (y) in connection with any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, any non-public information is requested from or (z) any discussions or negotiations are sought to be initiated or continued in connection with the submission of an Acquisition Proposal with, the Company, any Company Subsidiary or any Company Representative indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis, of any material developments or modifications to the terms of any such proposals or offers and the status of any such material discussions or negotiations. Without limiting the generality of the foregoing, the Company shall provide to Parent, as soon as reasonably practicable after receipt or delivery thereof, copies of all draft material transaction agreements (and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any Acquisition Proposal) sent by or provided to the Company, any Company Subsidiary or any Company Representative in connection with any Acquisition Proposal.

50.           Should a superior bid for the Company emerge, the Company must provide Sycamore an opportunity to match the terms of any competing bid.  Section 6.02(d) of the Merger Agreement provides in relevant part:

(d) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Acceptance Time (or, if the Offer Termination shall occur, at any time prior to obtaining Stockholder Approval),

(i) if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of any breach of this Section 6.02) from any Person that has not been withdrawn and that the Company Board (or any authorized committee thereof) concludes in good faith constitutes a Superior Proposal, (x) the Company Board (or any authorized committee thereof) may effect a Company Adverse Recommendation Change with respect to such Superior Proposal, or (y) the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if and only if:

(A) the Company Board (or any authorized committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to do so would reasonably be likely to be inconsistent with its fiduciary obligations under applicable Laws;

(B) the Company shall have complied with all of its obligations under this Section 6.02 in all material respects with respect to such Superior Proposal;

(C) the Company shall have provided prior written notice (a “Determination Notice”) to Parent at least five (5) Business Days in advance (the “Notice Period”), to the effect that the Company Board has received a bona fide written Acquisition Proposal that the Company Board (or any authorized committee thereof) has concluded in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board (or any authorized committee thereof) has determined to effect a Company Adverse Recommendation Change and/or to terminate this Agreement pursuant to this Section 6.02(d), which notice shall specify the identity of the Person or group of Persons making the Superior Proposal, the material terms thereof and copies of all relevant material transaction documents relating to such Superior Proposal;

(D) prior to effecting such Company Adverse Recommendation Change or termination, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal ceases to constitute a Superior Proposal; provided that, in the event of any material revisions to the Acquisition Proposal that the Company Board (or any authorized committee thereof) has determined to be a Superior Proposal, the Company shall be required to deliver a new Determination Notice to Parent and to comply with the requirements of this Section 6.02 (including Section 6.02(d)) with respect to such new Determination Notice and the revised Superior Proposal contemplated thereby; provided, further, that the Notice Period with respect to any new Determination Notice delivered pursuant to the immediately preceding proviso shall be reduced from five (5) Business Days to three (3) Business Days; and

(E) in the case of any action contemplated by clause (y) of this Section 6.02(d)(i), the Company shall concurrently terminate this Agreement in accordance with Section 9.01(f), including the payment of the Company Termination Fee in accordance with Section 9.03(b)[.] . . .

51.           Further locking up control of the Company in favor of Sycamore is Section 9.03 of the Merger Agreement, which contains a provision for a “Termination Fee” of $6,000,000 payable by the Company to TLB if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.  In addition, under certain circumstances as set forth in the Merger Agreement, the Company has agreed to pay Merger Sub $1,500,000 as compensation for the fees and expenses incurred by TLB and its affiliates in connection with the Merger Agreement.

52.           By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

53.           Additionally, Section 1.03 of the Merger Agreement grants Sycamore an irrevocable top-up option (the “Top-Up Option”). Section 1.03 of the Merger Agreement states, in relevant part:

(a) Top-Up. The Company hereby grants to Sub an irrevocable right (the “Top-Up”), exercisable only on the terms and conditions set forth in this Section 1.03, to purchase at a price per share equal to the Offer Price up to a number of newly issued, fully paid and nonassessable shares of Company Common Stock (the “Top-Up Shares”) that, when added to the number of shares of Company Common Stock directly or indirectly owned by Parent and Sub at the time of the Top-Up Closing (after giving effect to the Offer Closing; provided, that Parent and Sub shall have the right to exclude for this purpose any shares tendered in the Offer pursuant to guaranteed delivery procedures), shall constitute one share more than 90% of the Fully Diluted Share Number; provided, however, that the Top-Up may not be exercised to purchase an amount of Top-Up Shares in excess of the number of shares of Company Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up. The Top-Up shall be exercisable only once, in whole but not in part.

(b) Exercise of Top-Up; Top-Up Closing. On and subject to the terms and conditions hereof, if there shall have not been validly tendered in the Offer and not validly withdrawn that number of shares of Company Common Stock (provided, that Parent and Sub shall have the right to exclude for this purpose any shares tendered in the Offer pursuant to guaranteed delivery procedures) which, when added to the shares of Company Common Stock owned by Parent and its Subsidiaries, would represent at least one more share than 90% of the Fully Diluted Share Number (the “Short-Form Threshold”), Sub shall be deemed to have exercised the Top-Up for such number of Top-Up Shares as is necessary for Sub to reach the

Short-Form Threshold and on such date shall give the Company prior written notice specifying the number of shares of Company Common Stock directly or indirectly owned by Parent and its Subsidiaries at the time of such notice (giving effect to the Offer Closing). . . .

54.           In other words, even if Sycamore acquires just 90.1% of the Company through the Tender Offer, it would have the ability to exercise the Top-Up Option and dilute the economic interests of any remaining public shareholders, including plaintiff and members of the putative Class. The Top-Up Option is coercive. Unless Sycamore gets the whole Company in the Tender Offer, it could exercise the Top-Up Option and the public shareholders would be frozen out.

55.           Moreover, pursuant to Section 4.03(e) of the Merger Agreement, Talbots has taken all necessary actions to render the Rights Agreement inapplicable to Sycamore and the Proposed Transaction:

The Company (and the Company Board) has taken all necessary actions to (i) render the Rights Agreement inapplicable to this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement (including, without limitation, all necessary action so that none of the execution or delivery of this Agreement or the consummation of the Offer, the Merger and/or any other transaction contemplated by this Agreement will result in (1) Parent or Sub or any “Affiliate” or “Associate” of Parent or Sub being deemed to be an “Acquiring Person” (as such terms are defined in the Rights Agreement), (2) the occurrence of a “Distribution Date” (as such term is defined in the Rights Agreement) or (3) the distribution of Rights Certificates (as defined in the Rights Agreement) separate from the certificates representing the shares of Company Common Stock) and (ii) terminate the Rights Agreement, and to cause the “Rights” (as such term is defined in the Rights Agreement) to expire and cease to be in full force and effect, as of immediately prior to the Acceleration Time. For the avoidance of doubt, no “Rights” (as such term is defined in the Rights Agreement) shall be exercisable as a result of the Agreement, the Offer, the Merger and/or any of the other transactions contemplated by the Agreement, and, as described in the preceding sentence, all Rights shall be terminated and cease to exist as of immediately prior to the Acceleration Time. After giving effect to the termination of the Rights Agreement as provided in this Section 4.03(e), neither the Company nor any Company Subsidiary has any stockholder rights plan, “poison pill” or similar plan or arrangement in effect. No Person has become an “Acquiring Person” (as such term is defined in the Rights Agreement).

56.           The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Talbots is materially in excess of the amount offered in the Proposed Transaction. As the Company itself recently concluded, Sycamore Partners’ $3.00 per share proposal was inadequate and substantially undervalued the Company.  Yet, the Board has now concluded that the $2.75 offer price is fair and in the best interests of Talbots’ shareholders.

57.           The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

58.           As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Talbots common stock in the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

59.           Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

60.           As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Talbots’ net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Talbots’ value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Talbots’ public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Talbots; and (f) disclose all material information to the Company’s shareholders.

61.           The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

62.           As alleged herein, defendants have initiated a process to sell Talbots that undervalues the Company.  In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Talbots at a price that does not adequately reflect the Company’s true value.  Defendants also failed to sufficiently inform themselves of Talbots’ value, or disregarded the true value of the Company, in an effort to benefit themselves.  Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

63.           As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

64.           Plaintiff and the members of the Class have no adequate remedy at law

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against Talbots and the Sycamore Defendants)

65.           Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

66.           Defendants Talbots and the Sycamore Defendants knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred.  In connection with discussions regarding the Proposed Transaction, Talbots provided, and the Sycamore Defendants obtained, sensitive non-public information concerning Talbots’ operations and thus had unfair advantages that are enabling them to acquire the Company at an unfair and inadequate price.

67.           As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Talbots shares.

68.           Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.            Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B.            Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.            In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.            Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.             Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.             Granting such other and further relief as this Court may deem just and proper.

Dated: June 15, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff